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February 4, 2014		Writer’s Direct Contact 415.268.6617 BParris@mofo.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Starburst II, Inc.
Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of Starburst II, Inc., a Delaware corporation, we transmit herewith for filing a Registration Statement on Form S-4. We note that the applicable registration fee was previously sent to the Securities and Exchange Commission by wire transfer.

If you have any questions in connection with this filing, please do not hesitate to contact me at (415) 268-6617. Facsimile transmissions may be sent to me at (415) 276-7270, and e-mail correspondence may be sent to bparris@mofo.com. I look forward to working with you on this transaction.

Sincerely,

/s/ Brandon C. Parris, Esq.

Enclosures